UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

City of Buenos Aires, April 18, 2011

To

ARGENTINE SECURITIES COMMISSION

Issuing Companies Assistant Manager’s Office

25 de Mayo 175

City of Buenos Aires

Re.: General Ordinary Shareholders’ Meeting of Pampa Energía S.A. held on April 14, 2011

Ladies and Gentlemen,

            I address the Comisión Nacional de Valores (Argentine Securities Commission) (the “CNV”), in my capacity as Market Relations Officer of Pampa Energía S.A. (the “Company” or “Pampa”), in order to comply with the provisions of section 4, Chapter II.4, Book I of the CNV Rules in connection with the General Ordinary Shareholders’ Meeting of the Company held on April 14, 2011 (the “Shareholders’ Meeting”).

In this sense, below is a summary of the resolutions adopted on each item of the Agenda by the Shareholders’ Meeting:

1)      Appointment of two shareholders to approve and sign the minutes of the Shareholders’ meeting.

The Shareholders’ Meeting resolved by a majority of votes, with the negative votes and abstentions identified by the representative of shareholder The Bank of New York Mellon, to appoint the representatives of shareholders Pampa Holdings LLC, National Social Security Office (ANSES) and The Bank of New York Mellon to approve and sign the Meeting’s minutes.

2)      Consideration of the Company’s Annual Report, Financial Statements, including Balance Sheet, Statement of Income, Statement of Changes in Shareholders’ Equity, Statement of Cash Flows, and Notes and Exhibits to the Stand-alone Financial Statements, and the Consolidated Financial Statements of the Company and its controlled companies, including Consolidated Balance Sheet, Consolidated Statement of Income, Consolidated Statement of Cash Flows, Notes and Exhibits to the Consolidated Financial Statements, all for the fiscal year ended December 31, 2010, Management’s Discussion and Analysis required by the regulations of the Argentine Securities Commission, Additional Information required by Section 68 of the Listing Regulations of the Buenos Aires Stock Exchange, Auditor’s Report and Supervisory Committee’s Report, all for the fiscal year ended December 31, 2010. Ratification of the actions implemented by the Board in connection with the distribution of advance dividends pursuant to the terms of Section 224 of the Business Companies Law No. 19,550 as amended.

The Shareholders’ Meeting resolved, by a majority of votes, with the negative votes and abstentions identified by the representative of shareholder The Bank of New York Mellon, to omit reading the financial documents under consideration as they had been made available to the shareholders sufficiently in advance to this Shareholders’ Meeting.

The Shareholders’ Meeting resolved, by a majority of votes, with the negative votes and abstentions identified by the representative of shareholder The Bank of New York Mellon, and the abstentions of the representative of shareholders National Social Security Office, Jorge Emilio Sessa, Marcos Marcelo Mindlin, Gustavo Mariani and Ricardo Alejandro Torres, to approve the referred financial documentation as it had been submitted by the Board of Directors, empowering the Company’s Board of Directors to accept potential formal amendments that may be required by the respective supervisory entities, provided that such amendments are not objected to by the Supervisory Committee or the certifying accountant.

The Shareholders’ Meeting resolved, by a majority of votes, with the negative votes and abstentions identified by the representative of shareholder The Bank of New York Mellon, and the abstentions of Messrs. Marcos Marcelo Mindlin, Gustavo Mariani and Ricardo Alejandro Torres, to ratify the advance dividend declared by the Company’s Board of Directors at its meeting No. 2065 dated December 3, 2010 to offset the amount of the Personal Assets Tax payable by the Company for tax year 2010 for the aggregate amount of $18,111,204.12, the payment of which was deferred to March 28, 2011.

3)      Consideration of allocation of the results for the year

The Shareholders’ Meeting resolved, by a majority of votes, with the negative votes and abstentions identified by the representative of shareholder The Bank of New Mellon, and the abstentions of the representative of shareholder National Social Security Office and Jorge Emilio Sessa: (i) To take notice of the results for the fiscal year ended December 31, 2010, equivalent to a loss of $46,561,040; (ii) to absorb the referred loss against the unappropriated income account as of December 31, 2010; and (iii) as regards the remaining balance of the unappropriated income account, net of the referred loss amounting to $ 385,323,946, to allocate those results to the new fiscal year pursuant to the reasons explained by the Company’s Board of Directors in the annual report to the financial statements for the fiscal year ended December 31, 2010.

4)      Consideration of Mr. Guillermo Stok’s resignation to his position as alternate member of the Company’s Supervisory Committee.

The Shareholders’ Meeting resolved, by a majority of votes, with the negative votes and abstentions identified by the representative of shareholder The Bank of New York Mellon, to appoint Dra. Silvia Alejandra Rodríguez as alternate member of the Company’s Supervisory Committee, to replace the salient member.

5)      Consideration of Board of Directors’ and Supervisory Committee’s performance.

The Shareholders’ Meeting resolved, by a majority of votes, with the abstentions and negative votes identified by the representative of shareholder The Bank of New Mellon and the abstentions of shareholders Marcos Marcelo Mindlin, Gustavo Mariani, Ricardo Alejandro Torres and National Social Security Office: (i) To approve the performance of the members of the Company’s Supervisory Committee for the duties discharged during fiscal year ended December 31, 2010; (ii) To approve the performance of the members of the Company’s Board of Directors for the duties discharged during fiscal year ended December 31, 2010; and (iii) To thank the members of the Company’s Supervisory Committee and the Board of Directors for their performance during the referred fiscal year.

6)      Consideration of fees payable to the Board and to the Supervisory Committee for the fiscal year ended December 31, 2010 for $6,798,715 (total fees). According to the Argentine Securities Commission’s Rules, the result for this fiscal year is a computable loss.

The Shareholders’ Meeting resolved, by a majority of votes, with the abstentions and negative votes identified by the representative of shareholder The Bank of New York Mellon, with the negative votes of shareholder National Social Security Office, and the abstentions of shareholders Marcos Marcelo Mindlin, Gustavo Mariani and Ricardo Alejandro Torres: (i) To approve an amount of fees of $252,000 payable to Messrs. José Daniel Abelovich, Damián Burgio and Walter Antonio Pardi, statutory auditors of the Company, for the duties discharged during the fiscal year ended December 31, 2010; (ii) to approve the amount of $6,546,715 as fees payable to the Board of Directors for the fiscal year ended December 31, 2010, according to the clarifications made above by the Secretary; and (iii) to empower the Board of Director to receive advance fees until the next Shareholders’ Meeting that deals with the financial statements as of December 31, 2011, without considering to that effect the fees and other awards that they may receive due to their labor relationship with the Company.

7)   Consideration of fees payable to the Independent Auditor.

The Shareholders’ Meeting resolved, by a majority of votes, with the negative votes and abstentions identified by the representative of shareholder The Bank of New York Mellon, to approve an amount of fees of $2,130,170 payable to Price Waterhouse & Co. S.R.L. as Independent Auditors of the Company.

8)      Renewal of one third of the Board members. Appointment of alternate director.

The Shareholders’ Meeting resolved, by a majority of votes, with the negative votes and abstentions identified by the representative of shareholder The Bank of New York Mellon and the abstention of shareholder Ricardo Alejandro Torres: (i) To reelect Messrs. Gustavo Mariani and Ricardo Alejandro Torres as Directors of the Company; (ii) to appoint Mr. Pablo Ferrero as Independent Director; (iii) to renew the office of Mr. Roberto Maestretti as Alternate Director of the Company; and (iv) to put on record that in compliance with Section 4 of Chapter XXI of the CNV Rules, Messrs. Gustavo Mariani, Ricardo Alejandro Torres and Roberto Maestretti act as non-independent directors whereas Mr. Pablo Ferrero acts as an independent director.

9)      Appointment of Independent Auditor and Alternate Independent Auditor who shall render an opinion on the financial statements for the fiscal year started on January 1, 2011 and determination of fees payable to them.

The Shareholders’ Meeting resolved, by a majority of votes, with the negative votes and abstentions identified by the representative of shareholder The Bank of New York Mellon, and the abstention of shareholder National Social Security Office: (i) to appoint Messrs. Andrés Suárez and Norberto Fabián Montero as the Company’s regular and alternate auditors, respectively, both members of Price Waterhouse & Co. S.R.L., member of PriceWaterhouseCoopers, in order to audit the financial statements for the fiscal year started on January 1, 2011; and (ii) to postpone the consideration of the fees payable to the Independent Auditors until the next Shareholders’ Meeting.

10)  Consideration of allocation of a budgetary item for the operation of the Audit Committee.

The Shareholders’ Meeting resolved, by a majority of votes, with the negative votes and abstentions identified by the representative of shareholder The Bank of New York Mellon, to allocate the amount of $420,000 for the operation of the Audit Committee, which will allow the Committee to better discharge the duties entrusted by the laws and regulations in force.

11)  Grant of authorizations to carry out proceedings and filings necessary to obtain the relevant registrations.

The Shareholders’ Meeting resolved, by a majority of votes, with the negative votes and abstentions identified by the representative of shareholder The Bank of New York Mellon, to authorize Messrs. Romina Benvenuti, Ignacio Martín Meggiolaro, Andrés Traversaro, Facundo Mansur and/or Fabián Vidal in order to register the resolutions approved by the Shareholders’ Meeting and to carry out such other proceedings as may be necessary before the relevant entities.

            Sincerely yours,

Ignacio Martín Meggiolaro Market Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 28, 2011

Pampa Energía S.A.

By:	/s/ Roberto Maestretti
Name: Roberto Maestretti Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.